Earnings Release
ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2025 RESULTS

Order Backlog at $28.1 billion; Revenues of $7.9 billion; GAAP net income of $534 million; Non-GAAP net income of $598 million;
GAAP net EPS of $11.39; Non-GAAP net EPS of $12.75;

Haifa, Israel, March 17, 2026 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2025.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 15 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:
"The Company is reporting excellent financial results. In 2025, revenues grew by 16%, profit margins expanded significantly, GAAP net EPS increased by 59%, non-GAAP net EPS increased by 46% and backlog grew by $5.5 billion surpassing the $28 billion mark. We also generated record Free Cash Flow of more than $550 million, representing a 100% cash conversion rate.
During 2025, Elbit Systems achieved significant milestones, most notably securing a contract from the IMOD for an Airborne High‑Power Laser (HPL) combat jet fighter Pod and for a High‑Power Laser (HPL) system for helicopters.
The Company continues to meet its commitments to an expanding global customer base while strengthening its presence across Europe, the United States, and Asia.
We continued to invest heavily in disruptive R&D programs, including AI enhancements across multiple platforms for a total sum of over $500 million. In addition, we are making significant strategic CAPEX investments to address growing global capacity constraints, recognizing that capacity is a critical element of our long‑term strategy.
Elbit Systems and its employees are playing a key role in providing the IMOD and the IDF capabilities during the Operation Roaring Lion and will continue to serve as a strategic partner to its global customers, maintaining the highest standards and remaining at the forefront of global defense innovation."

Earnings Release

Fourth quarter 2025 results:

Revenues in the fourth quarter of 2025 increased by 11.3% to $2,148.6 million from $1,930.2 million in the fourth quarter of 2024.

C4I and Cyber revenues increased by 19%, mainly due to sales of radio systems and command and control systems in Europe and Israel. ISTAR and EW revenues increased by 39%, mainly due to increased sales of Maritime systems, Electro-Optic systems and C-UAS Electronic Warfare. Land revenues increased by 22%, mainly due to ammunition and munition sales in Israel and in Europe. Elbit Systems of America revenues increased by 9%, mainly due to the increase in sales of Night-Vision systems and Maritime systems, partially offset by the decrease in sales of medical devices. Aerospace revenues decreased by 14% in the fourth quarter of 2025, as compared to the fourth quarter of 2024, mainly due to the decrease in training and simulation sales in Europe and significant sales of Precision Guided Munition (PGM) in the fourth quarter of 2024.

For distribution of revenues by segments and geographic regions see tables on page 13.

GAAP gross profit in the fourth quarter of 2025 was $529.8 million (24.7% of revenues), as compared to $465.2 million (24.1% of revenues) in the fourth quarter of 2024. Non-GAAP(*) gross profit amounted to $536.3 million (25.0% of revenues) in the fourth quarter of 2025, as compared to $472.1 million (24.5% of revenues) in the fourth quarter of 2024. The increase in gross profit in the fourth quarter of 2025 was in line with the increase in the Company's activity and order backlog.

Research and development expenses, net were $144.1 million (6.7% of revenues) in the fourth quarter of 2025, as compared to $131.2 million (6.8% of revenues) in the fourth quarter of 2024.

Marketing and selling expenses, net were $116.1 million (5.4% of revenues) in the fourth quarter of 2025, as compared to $107.2 million (5.6% of revenues) in the fourth quarter of 2024.

General and administrative expenses, net were $77.2 million (3.6% of revenues) in the fourth quarter of 2025, as compared to $85.4 million (4.4% of revenues) in the fourth quarter of 2024.

GAAP operating income in the fourth quarter of 2025 was $192.5 million (9.0% of revenues), as compared to $141.4 million (7.3% of revenues) in the fourth quarter of 2024. Non-GAAP(*) operating income was $210.8 million (9.8% of revenues) in the fourth quarter of 2025, as compared to $157.5 million (8.2% of revenues) in the fourth quarter of 2024.

Financial expenses, net were $34.0 million in the fourth quarter of 2025, as compared to $45.9 million in the fourth quarter of 2024.

* see page 15

Earnings Release

Other income, net was $24.2 million in the fourth quarter of 2025, as compared to other expenses, net of $6.5 million in the fourth quarter of 2024. Other income, net in the fourth quarter of 2025 included mainly capital gains from the termination of the pension plans, in the amount of approximately $13.7 million, and from the revaluation of investments in affiliated companies held under the fair value method of approximately $11.8 million.

Taxes on income in the fourth quarter of 2025 were $21.0 million, as compared to $3.4 million in the fourth quarter of 2024. The lower tax rate in 2024 relates to adjustments made for prior years following tax settlements in some of the Company's subsidiaries in Israel.

Equity in net earnings of affiliated companies were $7.0 million in the fourth quarter of 2025, as compared to $4.6 million the fourth quarter of 2024.

GAAP net income attributable to the Company's shareholders in the fourth quarter of 2025 was $168.2 million (7.8% of revenues), as compared to $90.0 million (4.7% of revenues) in the fourth quarter of 2024. Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2025 was $169.9 million (7.9% of revenues), as compared to $119.3 million (6.2% of revenues) in the fourth quarter of 2024. The increase in net income for the fourth quarter of 2025 was primarily driven by increased revenues.

GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2025 were $3.52, as compared to $2.00 in the fourth quarter of 2024. Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $3.56 for the fourth quarter of 2025, as compared to $2.66 for the fourth quarter of 2024.

Full year 2025 results:

Revenues for the year ended December 31, 2025 increased by 16.3% to $7,938.6 million from $6,827.9 million in 2024.

C4I and Cyber revenues increased by 16% year-over-year mainly due to sales of radio systems and command and control systems in Europe and Israel. ISTAR and EW revenues increased by 16% mainly due to increased sales of Maritime systems, Electro-Optic systems which include Space systems, as well as a variety of Electronic Warfare systems including C-UAS. Land revenues increased by 38% mainly due to the increase in sales of ammunition and munitions in Israel and Europe. Elbit Systems of America revenues increased by 7% mainly due to the increase in sales of night-vision systems and Maritime systems, partially offset by the decrease in medical devices sales. Aerospace revenues increased by 2% in 2025 as compared to 2024, mainly due to increased sales of Precision Guided Munition (PGM) in Asia Pacific and Israel, partially offset by lower training and simulation sales in Europe.

For distribution of revenues by segments and by geographic regions see tables on page 13.

Cost of revenues for the year ended December 31, 2025 was $6,003.4 million, as compared to $5,186.1 million in the year ended December 31, 2024.

* see page 15

Earnings Release

GAAP gross profit in 2025 was $1,935.3 million (24.4% of revenues), as compared to $1,641.8 million (24.0% of revenues) in 2024. Non-GAAP(*) gross profit for the year ended December 31, 2025 was $1,961.8 million (24.7% of revenues), as compared to $1,671.0 million (24.5% of revenues) in the year ended December 31, 2024.

Research and development expenses, net for the year ended December 31, 2025 were $517.1 million (6.5% of revenues), as compared to $466.4 million (6.8% of revenues) in the year ended December 31, 2024. The increase in research and development expenses, net during 2025 was mainly due to significant investments expanding the Company's portfolio of ammunition and munitions, as well as increased investment in Night Vision solutions.

Marketing and selling expenses, net for the year ended December 31, 2025 were $399.4 million (5.0% of revenues), as compared to $375.4 million (5.5% of revenues) in the year ended December 31, 2024.

General and administrative expenses, net for the year ended December 31, 2025 were $347.3 million (4.4% of revenues), as compared to $311.0 million (4.6% of revenues) in the year ended December 31, 2024.

GAAP operating income in 2025 was $671.4 million (8.5% of revenues), as compared to $489.1 million (7.2% of revenues) in 2024. Non-GAAP(*) operating income for the year ended December 31, 2025 was $737.8 million (9.3% of revenues), as compared to $550.4 million (8.1% of revenues) in the year ended December 31, 2024.

C4I and Cyber operating income in 2025 was $55.9 million (6.0% of C4I and Cyber segment revenues), compared to $62.0 million (7.8% of segment revenues in 2024). The $6.1 million decrease in operating income was mainly due to a project mix.
ISTAR and EW operating income in 2025 was $129.1 million (8.5% of ISTAR and EW segment revenues), compared to $96.1 million (7.3% of segment revenues in 2024). The $33.0 million increase in operating income was mainly due to increased revenues and positive project mix.
Land operating income in 2025 was $263.7 million (11.4% of Land segment revenues), compared to $150.7 million (9.0% of segment revenues in 2024). The $113.0 million increase in operating income was mainly due to increased revenues in munition and ammunition in Israel and Europe.
ESA operating income in 2025 was $122.8 million (7.2% of ESA segment revenues), compared to operating revenues of $56.2 million (3.5% of segment revenues in 2024). The $66.6 million increase in operating income was mainly due to new contracts signed for Night-Vision and Maritime systems, as well as positive program mix.
Aerospace operating income in 2025 was $151.9 million (7.4% of Aerospace segment revenues), compared to $149.1 million (7.3% of segment revenues in 2024).

For distribution of operating income by segments see tables on page 14.

Financial expenses, net for the year ended December 31, 2025 were $138.6 million, as compared to $151.1 million in the year ended December 31, 2024. The decrease in financial expenses, net in 2025, was mainly due to lower interest expenses and lower level of debt.

* see page 15

Earnings Release

Other income, net in 2025 was $29.1 million, as compared to $3.8 million in 2024. Other income, net in 2025 included mainly capital gains from the termination of the pension plans in the amount of approximately $13.7 millions, and revaluation of investments in affiliated companies held under the fair value method of approximately $11.8 millions.

Taxes on income for the year ended December 31, 2025 were $55.5 million (effective tax rate of 9.9%), as compared to $39.1 million (effective tax rate of 11.4%) in the year ended December 31, 2024. The decrease in the tax rate in 2025 was as a result of the valuation allowance releases and adjustments to deferred taxes related to prior years following tax settlements in some of the Company's subsidiaries in Israel.

Equity in net earnings of affiliated companies for the year ended December 31, 2025 were $29.2 million, as compared to $19.2 million in the year ended December 31, 2024.

GAAP net income attributable to the Company's shareholders in the year ended December 31, 2025 was $534.3 million (6.7% of revenues), as compared to $321.1 million (4.7% of revenues) in the year ended December 31, 2024. Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2025 was $598.0 million (7.5% of revenues), as compared to $391.5 million (5.7% of revenues) in the year ended December 31, 2024. The increase in net income in 2025 was mainly due to the increase in revenues.

GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2025 were $11.39, as compared to $7.18 in the year ended December 31, 2024. Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2025 were $12.75, as compared to $8.76 for the year ended December 31, 2024.

The Company’s order backlog for the year ended December 31, 2025 totaled $28.1 billion, as compared to $22.6 billion as of December 31, 2024. Approximately 72% of the current backlog is attributable to orders from outside of Israel. Approximately 54% of the current backlog is scheduled to be performed during 2026 and 2027.

Net cash provided by operating activities in the year ended December 31, 2025 was $778.4 million, as compared to $534.6 million in the year ended December 31, 2024. Operating cash flows in 2025 were affected mainly by the increase in contract liabilities offset by the increase in inventories and trade receivables.

* see page 15

Earnings Release

Impact of the recent conflicts in the Middle East on the Company.

The war which began on October 7, 2023, continued throughout most of 2025, with ceasefires agreed to between Israel and Lebanon involving the conflict with Hezbollah in November 2024, and, after an intensified period of conflict that lasted 12 days, a ceasefire was declared with Iran in June 2025. A ceasefire with Hamas was agreed to in January 2025, and a subsequent ceasefire with Hamas was agreed to in October 2025. On February 28, 2026, Israel and the U.S. launched a joint attack on Iran named “Operation Roaring Lion” by Israel and “Operation Epic Fury” by the U.S., targeting key Iranian officials and targets. Iran launched attacks against Israel and at U.S. military bases across the region, including strikes in Bahrain, Qatar, Saudi Arabia, Kuwait and Jordan. On March 2, 2026 Hezbollah launched an attack on Israel. The current situation remains uncertain.

Since the commencement of the war and the escalation of conflicts in the Middle East, Elbit Systems has experienced a continued material increase in the demand for its products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. Such increased demand may continue and could generate material additional orders to the Company.

As a result of the war and the other conflicts in the Middle East, some of Elbit Systems' operations have experienced disruptions due to supply chain and operational constraints, including among others increases in transportation costs and delays due to factors such as the Houthi movement attacks on shipping in the Red Sea, material and component shortages and elevated prices, employee call-ups for reserve duty, limitations imposed by some countries on engagement with Israel and attacks on some of Elbit Systems' global facilities by anti-Israeli organizations.

Elbit Systems has taken various steps to protect its employees worldwide, to support increased production, to increase raw material and component inventories, to mitigate supply chain disruptions and to maintain business continuity. Following the ceasefire agreements described above, these operational effects on the Company have been reduced, however, in light of the recent escalation of conflicts involving Iran and Hezbollah, such effects on the Company’s performance could increase again, depending on future developments that are difficult to predict at this time, including the duration and scope of these conflicts.

Earnings Release

Recent Events:

On November 19, 2025, the Company announced that it has been awarded contracts from the Israel Ministry of Defense in an aggregate amount of approximately $210 million for the upgrade of Merkava Main Battle Tanks (MBTs). The contracts will be performed over a period of six years.

On December 16, 2025, the Company announced that it was notified that the Hellenic Parliament and KYSEA (Government Council for National Security) have approved a budget for the purchase of the Company's PULS rocket artillery system for the Hellenic Armed Forces. Considering the above, Elbit Systems anticipates receiving a contract in an amount that is material to the Company. The anticipated contract award is contingent, among others, on completion of commercial negotiations with the Hellenic Ministry of National Defense.

On January 12, 2026, the Company announced that it has been awarded contracts totaling approximately $275 million, for the supply of advanced airborne self-protection electronic warfare (EW) suite, including its Direct Infra-Red Counter-Measure (DIRCM) system, to a country in the Asia-Pacific region. The contracts will be performed over a period of 5 years.

On January 26, 2026, the Company announced, following the U.S. Government's publication from September 29, 2025 of an award to General Dynamics Ordnance and Tactical Systems (GD-OTS) of an order for the Bradley Fighting vehicle Active Protection System (APS), that Elbit Systems has been awarded by GD-OTS a $228 million contract to supply the Company's Iron Fist APS. The contract will be executed over a period of three years.

On February 17, 2026, the Company announced that it was awarded several contracts with a total value of approximately $435 million from an international customer. Under these contracts, the Company will supply a range of advanced systems, including land systems, and will also carry out a development program for an innovative defense solution. The contracts will be performed over a period of six years.

On February 18, 2026, the Company announced that it has been awarded contracts in an aggregate value of approximately $277 million by an international customer to supply 30 mm turrets and munitions. The contracts will be performed over a period of three years.

Dividend:

The Board of Directors declared a dividend of $1.00 per share. The dividend’s record date is April 13, 2026. The dividend will be paid on April 27, 2026, after deduction of taxes at the source, at the rate of 16.8%.

Earnings Release

Conference Call:

The Company will be hosting a conference call today, Tuesday, March 17, 2026, at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918- 0644
International Dial-in Number: 972-3- 918- 0644

at 10:00am Eastern Time; 7:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Investor conference

Starting at 10:00 am Israel time (4:00 am Eastern Time) Tuesday, March 17, 2026, Elbit Systems will host an investor conference in Israel. The event will be streamed live in Hebrew. A recording of the event will be available shortly after the event concludes. The live webcast and recording will be available in the Investor Relations section of Elbit Systems’ website at http://www.elbitsystems.com.

Investors that wish to ask questions related to topics discussed at the investor conference are welcome to present their questions during the Q&A part of the financial results conference call.
Annual Report

The Company's Annual Report on Form 20-F (including its financial statements for the fiscal year ended December 31, 2025) will be filed on March 17, 2026.

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs over 20,000 people in dozens of countries across five continents. The Company reported $7,938.6 million in revenues for the year ended December 31, 2025 and an order backlog of $28.1 billion as of such date.
For additional information, visit: https://elbitsystems.com/, follow us on X or visit our official Facebook, Youtube and LinkedIn channels.

Earnings Release
Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments
Consolidated operating income by segments

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663 kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984 daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602 dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others, including the duration and scope of the war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of December 31, 2025	As of December 31, 2024
Assets
Cash and cash equivalents	$635,141	$265,351
Short-term bank deposits	180,604	1,330
Trade and unbilled receivables and contract assets, net	3,332,249	2,942,886
Other receivables and prepaid expenses	457,385	371,918
Inventories, net	3,129,756	2,773,696
Total current assets	7,735,135	6,355,181

Investments in affiliated and other companies	126,900	126,007
Long-term trade and unbilled receivables and contract assets	719,078	516,299
Long-term bank deposits and other receivables	51,601	67,510
Deferred income taxes, net	86,679	34,064
Severance pay fund	222,555	223,167
Total	1,206,813	967,047

Operating lease right of use assets	515,620	527,075
Property, plant and equipment, net	1,382,120	1,276,948
Goodwill and other intangible assets, net	1,821,830	1,845,345
Total assets	$12,661,518	$10,971,596

Liabilities and Equity
Short-term credit and loans	$50,532	$450,856
Current maturities of long-term loans and Series B, C and D Notes	83,452	74,561
Operating lease liabilities	98,464	84,912
Trade payables	1,511,671	1,343,816
Other payables and accrued expenses	1,549,139	1,207,717
Contract liabilities	2,683,180	2,149,306
Total	5,976,438	5,311,168

Long-term loans, net of current maturities	18,000	27,395
Series B, C and D Notes, net of current maturities	237,625	278,529
Employee benefit liabilities	487,760	454,334
Deferred income taxes and tax liabilities, net	137,662	73,916
Contract liabilities	934,256	816,796
Operating lease liabilities	476,737	454,057
Other long-term liabilities	263,067	274,421
Total	2,555,107	2,379,448

Elbit Systems Ltd.'s equity	4,129,598	3,277,540
Non-controlling interests	375	3,440
Total equity	4,129,973	3,280,980
Total liabilities and equity	$12,661,518	$10,971,596

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except per share data)

	Year ended December 31, 2025	Year ended December 31, 2024	Three months ended December 31, 2025	Three months ended December 31, 2024
Revenues	$7,938,627	$6,827,871	$2,148,559	$1,930,216
Cost of revenues	6,003,374	5,186,051	1,618,765	1,465,015
Gross profit	1,935,253	1,641,820	529,794	465,201
Operating expenses:
Research and development, net	517,142	466,402	144,095	131,192
Marketing and selling, net	399,437	375,358	116,071	107,214
General and administrative, net	347,250	311,007	77,163	85,399
Total operating expenses	1,263,829	1,152,767	337,329	323,805
Operating income	671,424	489,053	192,465	141,396

Financial expenses, net	(138,618)	(151,125)	(34,031)	(45,906)
Other income (expense), net	29,109	3,818	24,152	(6,452)
Income before income taxes	561,915	341,746	182,586	89,038
Taxes on income	(55,539)	(39,058)	(21,012)	(3,368)
Income after taxes on income	506,376	302,688	161,574	85,670

Equity in net earnings of affiliated companies	29,243	19,176	6,978	4,551

Net income	$535,619	$321,864	$168,552	$90,221

Less: net income attributable to non-controlling interests	(1,280)	(726)	(391)	(228)
Net income attributable to Elbit Systems Ltd.'s shareholders	$534,339	$321,138	$168,161	$89,993

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$11.69	$7.22	$3.63	$2.02
Diluted net earnings per share	$11.39	$7.18	$3.52	$2.00

Weighted average number of shares used in computation of:
Basic earnings per share	45,710	44,480	46,386	44,505
Diluted earnings per share	46,918	44,709	47,759	44,937

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year ended December 31, 2025	Year ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$535,619	$321,864
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	171,434	158,391
Stock-based compensation	26,391	15,760
Amortization of Series B, C and D related issuance costs, net	394	493
Deferred income taxes and reserve, net	(14,687)	1,649
Gain on sale of property, plant and equipment	2,893	(596)
Gain (loss) from sale of investments and revaluation of investments held under fair value method	(4,518)	18,136
Equity in net earnings of affiliated companies, net of dividend received (*)	(10,190)	(8,213)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and contract assets and prepaid expenses	(659,951)	(473,926)
Increase in inventories, net	(357,926)	(480,309)
Increase in trade payables, other payables and accrued expenses	463,913	65,663
Severance, pension and termination indemnities, net	(26,328)	(40,159)
Increase in contract liabilities	651,334	955,857
Net cash provided by operating activities	778,378	534,610

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets, net of investment grants and evacuation grants	(225,568)	(215,051)
Proceeds from sale of a subsidiary	400	7,376
Investments in affiliated companies and other companies, net	(2,288)	(3,603)
Proceeds from sale of property, plant and equipment	1,133	4,107
Proceeds from sale of investments	14,600	18,594
Proceeds from sale of (investment in) long-term deposits, net	(31)	(180)
Proceeds from (investment in) short-term deposits, net	(178,962)	9,923
Net cash provided used in investing activities	(390,716)	(178,834)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares and exercise of options	573,064	26
Issuance (repayment) of commercial paper, net	(301,591)	36,380
Repayment of long-term loans	(11,423)	(11,320)
Repayment of Series B, C and D Notes	(67,496)	(61,862)
Dividends paid	(111,693)	(88,958)
Change in short-term bank credit and loans, net	(98,733)	(162,120)
Net cash used in financing activities	(17,872)	(287,854)

Net increase in cash and cash equivalents	369,790	67,922
Cash and cash equivalents at the beginning of the period	$265,351	$197,429
Cash and cash equivalents at the end of the period	$635,141	$265,351

(*) Dividend received from affiliated companies	$19,053	$10,963

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated revenues by geographical regions:

	Year ended December 31, 2025	%	Year ended December 31, 2024	%	Three months ended December 31, 2025	%	Three months ended December 31, 2024	%
Israel	$2,556.4	32.2	$1,988.0	29.1	$635.2	29.6	$592.9	30.7
North America	1,659.3	20.9	1,520.3	22.3	455.0	21.2	438.0	22.7
Europe	2,139.5	27.0	1,820.9	26.7	583.0	27.1	533.7	27.6
Asia-Pacific	1,243.7	15.7	1,132.7	16.6	372.4	17.3	274.3	14.2
Latin America	99.0	1.2	150.0	2.2	27.6	1.3	38.2	2.0
Other countries	240.7	3.0	216.0	3.1	75.4	3.5	53.1	2.8
Total revenues	$7,938.6	100.0	$6,827.9	100.0	$2,148.6	100.0	$1,930.2	100.0

Consolidated revenues by segments:

	Year ended December 31, 2025	Year ended December 31, 2024	Three months ended December 31, 2025	Three months ended December 31, 2024
Aerospace
External customers	$1,820.9	$1,780.5	$473.0	$564.3
Intersegment revenue	246.1	255.8	75.2	76.7
Total	2,067.0	2,036.3	548.2	641.0
C4I and Cyber
External customers	$866.2	$750.6	$223.3	$192.2
Intersegment revenue	64.7	49.2	17.5	9.5
Total	930.9	799.8	240.8	201.7
ISTAR and EW
External customers	$1,323.5	$1,118.6	$416.0	$285.8
Intersegment revenue	202.3	199.4	40.6	43.4
Total	1,525.8	1,318.0	456.6	329.2
Land
External customers	$2,250.3	$1,605.1	$570.1	$461.1
Intersegment revenue	68.4	74.3	11.0	13.7
Total	2,318.7	1,679.4	581.1	474.8
ESA
External customers	$1,677.7	$1,573.1	$466.2	$426.8
Intersegment revenue	16.4	12.6	6.9	5.3
Total	1,694.1	1,585.7	473.1	432.1
Revenues
Total revenues (external customers and intersegment) for reportable segments	8,536.5	7,419.2	2,299.8	2,078.8
Less - intersegment revenue	(597.9)	(591.3)	(151.2)	(148.6)
Total revenues	$7,938.6	$6,827.9	$2,148.6	$1,930.2

Earnings Release

ELBIT SYSTEMS LTD.
OPERATING INCOME BY SEGMENTS
(In millions of US Dollars)

Operating income by segments:

	Year ended December 31, 2025	Year ended December 31, 2024
Aerospace	$151.9	$149.1
C4I and Cyber	55.9	62.0
ISTAR and EW	129.1	96.1
Land	263.7	150.7
ESA	122.8	56.2
Segment operating income	723.4	514.1
Unallocated corporate expense, net	(52.0)	(25.0)
Operating income	$671.4	$489.1

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data, including adjusted gross profit, adjusted operating income, adjusted net income, and adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, non-indemnified costs in respect to special circumstances, non-cash stock based compensation expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. Once the special circumstances in Israel ends, the company will discontinue the reconciliation of non‑indemnified costs. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses adjusted gross profit, adjusted operating income, and adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe adjusted gross profit, adjusted operating income, and adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024
GAAP gross profit	$529.8	$465.2	$1,935.3	$1,641.8
Adjustments:
Amortization of purchased intangible assets(*)	4.1	4.1	16.2	18.9
Stock-based compensation	1.3	0.9	4.0	2.4
Non-indemnified costs in respect to special circumstances	1.1	1.9	6.3	7.9
Non-GAAP gross profit	$536.3	$472.1	$1,961.8	$1,671.0
Percent of revenues	25.0%	24.5%	24.7%	24.5%

GAAP operating income	$192.5	$141.4	$671.4	$489.1
Adjustments:
Amortization of purchased intangible assets(*)	7.8	7.7	31.0	34.2
Stock-based compensation	8.9	5.7	26.4	15.8
Non-indemnified costs in respect to special circumstances	1.6	2.7	9.0	11.3
Non-GAAP operating income	$210.8	$157.5	$737.8	$550.4
Percent of revenues	9.8%	8.2%	9.3%	8.1%

GAAP net income attributable to Elbit Systems’ shareholders	$168.2	$90.0	$534.3	$321.1
Adjustments:
Amortization of purchased intangible assets(*)	7.8	7.7	31.0	34.2
Stock-based compensation	8.9	5.7	26.4	15.8
Capital gain	(13.7)	—	(13.7)	(2.0)
Revaluation of investments measured under fair value method	(11.8)	12.0	(4.5)	19.4
Non-operating foreign exchange (gains) losses	8.1	3.6	18.5	(0.6)
Non-indemnified costs in respect to special circumstances	1.6	2.7	9.0	11.3
Tax effect and other tax items, net	0.8	(2.4)	(3.0)	(7.7)
Non-GAAP net income attributable to Elbit Systems' shareholders	$169.9	$119.3	$598.0	$391.5
Percent of revenues	7.9%	6.2%	7.5%	5.7%

GAAP diluted net EPS	$3.52	$2.00	$11.39	$7.18
Adjustments, net	0.04	0.66	1.36	1.58
Non-GAAP diluted net EPS	$3.56	$2.66	$12.75	$8.76

(*)    While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.